SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------


                                    Form 11-K


(Mark One)

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                                       OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________

                                  ------------

                           Commission File No. 1-7797
                                  ------------


                                 PHH CORPORATION
                            Employee Investment Plan
                            (Full title of the Plan)


                                 PHH Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                                  6 Sylvan Way
                          Parsippany, New Jersey 07054
                     (Address of principal executive office)

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN


TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORTS

FINANCIAL STATEMENTS FOR THE YEARS
   ENDED DECEMBER 31, 1997 AND 1996:

   Statements of Net Assets Available for Benefits

   Statements of Changes in Net Assets Available for Benefits

   Notes to Financial Statements
SUPPLEMENTAL SCHEDULES FOR THE YEAR
   ENDED DECEMBER 31, 1997:

   Item 27a - Schedule of Assets Held for Investment Purposes

   Item 27d - Schedule of Reportable Transactions

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
   PHH Corporation Employee Investment Plan
Parsippany, New Jersey

We have audited the accompanying statement of net assets available for benefits of PHH Corporation Employee Investment Plan (the Plan) as of December 31, 1997 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997, and the changes in net assets available for benefits of the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Washinton, D.C.
June 30, 1998

Independent Auditors' Report



The Employee Benefits Committee
PHH Corporation


We have audited the accompanying statement of net assets available for plan benefits of the PHH Corporation Employee Investment Plan as of December 31, 1996 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in net assets available for benefits f the year then ended in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP
Baltimore, Maryland
April 29, 1997

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996

---------------------------------------------------------------------------



ASSETS                                             1997           1996
---------------------------------------------   ------------   ------------

INVESTMENTS:
   Cendant Corporation common stock .........   $100,839,906   $       --
   PHH Corporation common stock .............           --       73,604,551
   Fidelity US Equity Index Portfolio .......     22,986,867     15,566,475
   Fidelity Magellan Fund ...................     26,038,455     20,966,923
   Fidelity Retirement Money Market Portfolio     14,446,587     11,546,298
   Fidelity Asset Manager ...................      3,968,087      2,511,787
   Fidelity Europe Fund .....................      5,710,881      3,466,056
   Fidelity US Bond Index Portfolio .........      1,345,672        862,406

   Participant loans receivable .............      3,691,913      3,464,922
                                                ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS ...........   $179,028,368   $131,989,418
                                                ============   ============


See notes to financial statements.

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1997 AND 1996

-----------------------------------------------------------------------



                                                    1997           1996
                                            ------------   ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions:
     Participants .......................   $  7,954,721   $  7,431,194
     Employer ...........................      6,897,990      4,910,626
                                            ------------   ------------

Total contributions .....................     14,852,711     12,341,820
                                            ------------   ------------

Investment income:
   Realized and unrealized gains ........     48,816,989     35,533,366
   Interest and dividends ...............      4,351,887      6,219,775
                                            ------------   ------------

Total investment income .................     53,168,876     41,753,141
                                            ------------   ------------

Total additions .........................     68,021,587     54,094,961
                                            ------------   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants ........     20,889,265     13,793,059
   Trustee fees .........................         93,372         88,121
                                            ------------   ------------

Total deductions                              20,982,637     13,881,180
                                            ------------   ------------

NET INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS ...............     47,038,950     40,213,781

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR ....................    131,989,418     91,775,637
                                            ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR ..........................   $179,028,368   $131,989,418
                                            ============   ============


See notes to financial statements.

PHH CORPORATION EMPLOYEE
INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


1.     BUSINESS COMBINATIONS AND PLAN MERGER

      On April 30, 1997, PHH Corporation (the "Company") was merged with and into HFS Incorporated ("HFS") (the "HFS Merger") and on December 17, 1997, HFS was merged with and into CUC International Inc. ("CUC") to form Cendant Corporation ("Cendant"). The Company is a wholly owned subsidiary of Cendant Corporation.

      On May 1, 1998, the PHH Corporation Employee Investment Plan (the "Plan") comprised of $148.5 million in Plan assets, was merged into the Cendant Corporation Employee Savings Plan (the "Cendant Plan"), formerly the HFS Incorporated Employee Savings Plan (the "Plan Merger"). Coincident with the Plan Merger, plan participants became participants in the Cendant Plan. Accordingly, the transfer of each of the participants plan assets that existed at the transfer date under the Plan were invested in comparable investment categories in proportionate amounts within the Cendant Plan. Effective the date of the Plan Merger, investment options for participants under the Plan were terminated and all future contributions were invested in options available under the Cendant Plan. After the Plan Merger, plan participants maintained the same vesting for their plan assets as was in effect under the Plan. Plan participants can refer to the Cendant Plan document for a more complete description of that plan.

      Although it has not expressed any intention to do so, Cendant reserves the right to modify, suspend, amend or terminate the Cendant Plan in whole or in part at any time subject to the provisions of ERISA. If the Cendant Plan is terminated, the amounts credited to the employer contribution accounts of all participants shall become fully vested.

2.    DESCRIPTION OF THE PLAN

      The following description of the Plan provides only general information relative to the Plan as it existed prior to the Plan Merger. Participants can refer to the Plan agreement for a more complete description of the Plan's provisions that were in effect for the financial statement periods presented.

      The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following is a summary of certain plan provisions that were in effect for 1997 and 1996.

      A. Eligibility - Each employee of the Company is eligible to participate in the Plan after six months of service if at least 1,000 hours were worked in a consecutive 12-month period commencing on the date of employment, or in any Plan year commencing after the date of employment. There is no age requirement for eligibility to participate in the Plan.

      B. Employee Contributions - Each participant may contribute to the Plan each year between 0% and 10% of eligible earnings subject to certain limits contained in the Internal Revenue Code of 1986, as amended.

      C. Employer Contributions - Prior to May 1, 1997, the Company's matching contribution was dollar-for-dollar up to 3% of the participant's eligible deferred earnings and up to an additional 3% of eligible deferred earnings based upon the profitability of the Company from continuing operations for the relevant fiscal year. The profitability-based rate of the matchable portion was determined each year by the Board of Directors. All Company contributions matching the first 3% of the participant's eligible deferred earnings were invested in PHH Corporation common stock with no transfers permitted until age 50. All Company contributions matching up to an additional 3% based upon Company profitability were initially invested in the Fidelity Retirement Money Market Portfolio with no transfer restrictions. During Plan years 1997 and 1996, additional Company matching contributions totaling approximately $2,541,100 and $1,761,700, respectively, were paid to participants based on Company profitability.

           Effective May 1, 1997, in connection with the HFS Merger, the provisions of the Plan were amended to provide for a Company match of 100% of employee contributions up to 3% of the participant's eligible deferred earnings and 50% of additional contributions up to 6% of the participant's eligible deferred earnings and, as amended, all such Company match contributions to the Plan were to be invested proportionately in the same investment options as the participant had designated for his or her salary deferral contributions with no transfer restrictions.

      D. Vesting - Participants have a full and immediate vested interest in amounts contributed by them and earnings thereon. Participants have a vested interest in the Company's matching contributions determined by the participants' years of vested service. Generally, after three years of such service, participants have a 100% vested interest in all Company contributions made and to be made in the future.

      E. Rollovers - All employees , upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with the Internal Revenue Service regulations.

      F. Loan Provision - Participants may obtain a loan of up to 50% of their vested account balance not to exceed $50,000. The interest rate charged on loans outstanding is the prime rate plus 1% fixed for the entire term of the loan. Loan terms may range up to five years unless the purpose of the loan is to buy or build a primary residence in which case the loan term may be extended to ten years. Repayment of the loan principal and interest occurs through equal payroll deductions. Participants incur no taxable income as a result of taking a loan unless the loan is not repaid.

      G. Benefits Payable - Distributions to terminated participants are reported in the financial statements when paid. Amounts payable to participants who have terminated participation in the Plan were approximately $8.5 million and $6.1 million at December 31, 1997 and 1996, respectively. The benefits payable to participants as of December 31, 1997 will be reflected as a liability on the Plan's Form 5500 in accordance with Department of Labor regulations.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

      Basis of Presentation - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits. Expenses of administering the Plan incurred by the Company (i.e., the cost of printing literature and forms, the disbursement of benefits, the compensation of administrators, consultants, counsel, etc.), may be paid from forfeited Plan assets at the discrection of the Company. Internal Company support costs (i.e., the cost of staff time, etc.) are paid by the Company.

      Valuation of Investments - Purchases and sales of securities are recorded on a trade-date basis. Investments are carried at fair value as determined by quoted market prices.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts and related disclosures at the date of the financial statements. Actual results could differ from those estimates.

4.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1997 and 1996 are as follows:

Description of investment ................           1997           1996
                                             ------------   ------------
Cendant Corporation common stock .........   $100,839,906   $       --
PHH Corporation common stock .............           --       73,604,551
Fidelity US Equity Index Portfolio .......     22,986,867     15,566,475
Fidelity Magellan Fund ...................     26,038,455     20,966,923
Fidelity Retirement Money Market Portfolio     14,446,587     11,546,298


      Prior to the Plan Merger, each participant had the following investment options: (a) the common stock of Cendant Corporation, (b) an Equity-Income Fund (Fidelity U.S. Equity Index Portfolio), consisting of income-producing equity securities; (c) a Growth Fund (Fidelity Magellan
      Fund), consisting of equity securities of corporations that are growth companies; (d) a Money Market Fund (Fidelity Retirement Money Market Portfolio) consisting of various short-term money market instruments; (e) an Asset Allocation Fund (Fidelity Asset Manager) consisting of domestic and foreign equity securities, bonds, and short-term instruments; (f) an International Growth Fund (Fidelity Europe Fund), consisting of securities of Western European issues; or (g) a Bond-Income Fund (Fidelity U.S. Bond Index Portfolio) consisting of securities contained in the Aggregate Bond Index.

5.    INTERNAL REVENUE SERVICE STATUS

      The Internal Revenue Service issued its latest determination letter on January 23, 1995 which stated that the Plan and its underlying trust qualify by design under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan and its underlying trust had been amended and restated since the date covered by this letter. In the opinion of Plan management, the Plan and its underlying trust have operated within the terms of the Plan and remained qualified under the applicable provisions of the Internal Revenue Code.

6.    RELATED PARTY TRANSACTIONS

      A significant portion of the plan investments are shares in various mutual funds managed by Fidelity Investments("Fidelity"). Fidelity is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in interest. Fees paid by the Plan for plan record keeping services amounted to $93,372 and $88,121 for the years ended December 31, 1997 and 1996, respectively.

7.    SUBSEQUENT EVENTS

      On April 15, 1998, Cendant announced that it had discovered accounting irregularities in certain former CUC business units, which are part of Cendant's Alliance Marketing segment (formerly the Membership segment), and the Audit Committee of Cendant's Board of Directors has initiated an investigation into such matters. Accordingly, the Company will restate annual and quarterly net income and earnings per share for 1997 and may restate certain other previous periods related to the former CUC businesses. The investigation is expected to be completed during the summer of 1998.

      Since the aforementioned announcement, and prior to the date thereof, class action lawsuits, certain legal actions, and other legal complaints have been filed against Cendant, its predecessor, CUC, and certain current and former officers and directors of Cendant and CUC. These complaints assert, among other things, claims under the federal securities law and allege various breaches of fiduciary duty, mismanagement, and negligence. While it is not feasible to predict or determine the final outcome of these legal proceedings, the Company does not expect these legal proceedings to have any material adverse impact on the Plan (see Note 1, Business Combination and Plan Merger).

      The aforementioned announcement resulted in a decline in the per-share price of the Cendant Corporation common stock. At December 31, 1997, the Plan's investment in Cendant Corporation common stock was valued at $100.8 million, comprised of approximately 2.9 million shares at a closing price of $34.375. At June 30, 1998 (the date of the Independent Auditors' Report), the closing price of the Cendant Corporation common stock was $20.875 per share. At this price, the value of the Plan's investment in Cendant Corporation common stock at December 31, 1997 would have been valued at $61.2 million.

8.    PLAN SUMMARY BY FUND

      The following tables represent the changes in net assets available for benefits, summarized by fund, for the years ended December 31, 1997 and 1996, and the statements of net assets available for benefits as of December 31, 1997 and 1996.

      PHH CORPORATION EMPLOYEE INVESTMENT PLAN

      ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR
      BENEFITS TO INVESTMENT PROGRAMS
      YEAR ENDED DECEMBER 31, 1997

                                                                                                                 Fidelity
                                                    PHH                   HFS                 Cendant            US Equity
                                                Corporation          Incorporated           Corporation            Index
                                               common stock          common stock          common  stock         Portfolio
                                            ----------------      ----------------      ----------------      -------------

      Net asset available for benefits,
         beginning of year                  $     73,604,551      $              -      $              -       $15,566,475
                                            ----------------      ----------------      ----------------      -----------

      Contributions:
         Employee                                    590,229             1,412,603                93,989         1,597,371
         Employer                                  1,027,799               618,343                51,615           472,893
                                            ----------------      ----------------      ----------------      ------------

      Total contributions                          1,618,028             2,030,946               145,604         2,070,264

      Realized and unrealized
         gains/(losses)                            7,080,744            26,079,305             6,308,922         4,923,896

      Dividend and interest income                   325,020                17,500                     -           495,212

      Withdrawal and distributions                (2,211,111)           (9,046,038)                    -        (3,386,047)

      Plan expenses                                     (348)                 (476)                    -            (2,206)

      Transfers:
         Interfund transfers                      (1,346,575)           (3,759,235)               (6,931)        3,319,273
         Conversion of Company
            common stock                         (79,070,309)          (15,322,002)           94,392,311                 -
                                            -----------------     -----------------     ----------------      ------------

      Net transfers                              (80,416,884)          (19,081,237)           94,385,380         3,319,273

      Increase/(decrease) in net assets
         available for benefits                  (73,604,551)                    -           100,839,906         7,420,392
                                            -----------------     ----------------      ----------------      ------------

      Net assets available for benefits,
         end of year                        $              -      $              -      $    100,839,906      $ 22,986,867
                                            ================      ================      ================      ============


PHH CORPORATION EMPLOYEE INVESTMENT PLAN

ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS TO INVESTMENT PROGRAMS
YEAR ENDED DECEMBER 31, 1997



                                                    Fidelity
                                                  Retirement                                  Fidelity
                                     Fidelity          Money       Fidelity      Fidelity      US Bond
                                     Magellan         Market          Asset        Europe        Index   Participant
                                         Fund      Portfolio        Manager          Fund    Portfolio         Loans         Total
                                 ------------   ------------    -----------   -----------  -----------   -----------  ------------
Net asset available for
  benefits beginning of year     $ 20,966,923   $ 11,546,298    $ 2,511,787   $ 3,466,056  $   862,406   $ 3,464,922  $ 131,989,418
                                 ------------   ------------    -----------   -----------  -----------   -----------  -------------

  Contributions:
    Employee                        2,175,809        791,874        488,611       600,852      203,383             -      7,954,721
    Employer                          650,490      3,710,551        136,697       170,625       58,977             -      6,897,990
                                 ------------   ------------    -----------   -----------  -----------   -----------  -------------

  Total contributions               2,826,299      4,502,425        625,308       771,477      262,360             -     14,852,711
                                 ------------   ------------    -----------   -----------  -----------   -----------  -------------

  Realized and unrealized
    gains/(losses)                  3,615,398              -        293,739       490,309       24,676             -     48,816,989

  Dividend and interest income      1,648,680        695,440        334,129       471,843       68,336       295,727      4,351,887

  Withdrawal and distributions     (2,824,050)    (1,929,269)      (360,658)     (644,194)     (90,492)     (397,406)   (20,889,265)

  Plan expenses                        (1,362)       (83,701)          (979)       (3,855)        (445)            -        (93,372)

  Transfers:
     Interfund transfers             (193,433)      (284,606)       564,761     1,159,245      218,831       328,670              -
     Conversion of Company
        common stock                        -              -              -             -            -             -              -
                                  -----------   ------------    -----------   -----------  -----------   ----------- -------------
  Net transfers                      (193,433)      (284,606)       564,761     1,159,245      218,831       328,670              -

  Increase/(decrease) in net assets
     available for benefits         5,071,532      2,900,289      1,456,300     2,244,825      483,266       226,991     47,038,950
                                 ------------   ------------    -----------   -----------  -----------   -----------   ------------

  Net assets available for benefits
     end of year                 $ 26,038,455   $ 14,446,587    $ 3,968,087   $ 5,710,881  $ 1,345,672   $ 3,691,913  $ 179,028,368
                                 ============   ============    ===========   ===========  ===========   ===========  =============


PHH CORPORATION EMPLOYEE INVESTMENT PLAN

ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS TO INVESTMENT PROGRAMS
YEAR ENDED DECEMBER 31, 1996


                                                              Fidelity
                            PHH     Fidelity                Retirement                            Fidelity
                    Corporation    US Equity     Fidelity        Money    Fidelity    Fidelity     US Bond
                         common        Index     Magellan       Market       Asset      Europe       Index  Participant
                          stock    Portfolio         Fund    Portfolio     Manager        Fund   Portfolio       Loans         Total
                    -----------  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ------------

Net asset available
for benefits,
beginning of year   $41,363,751  $10,758,347  $20,356,814  $11,729,769  $2,018,667  $1,830,309  $  597,756  $3,120,224  $ 91,775,637
                    -----------  -----------  -----------  -----------  ----------   ---------  ----------  ----------  ------------

Contributions:
  Employee            1,411,844    1,334,555    2,640,505      884,811     470,219     481,461     207,799           -     7,431,194
  Employer            3,148,904            -            -    1,761,722           -           -           -           -     4,910,626
                    -----------  -----------  -----------  -----------  ----------    --------  ----------  ----------  ------------

Total contributions   4,560,748    1,334,555    2,640,505    2,646,533     470,219     481,461     207,799           -    12,341,820

Realized and unrealized
  gains/(losses)     33,844,797    2,311,273   (1,025,401)           -      74,027     349,866     (21,196)          -    35,533,366

Dividend and interest
  income              1,244,520      366,519    3,273,070      605,295     192,544     226,787      50,896     260,144     6,219,775

Withdrawal and
  distributions      (6,492,273)  (1,335,050)  (2,160,557)  (2,927,415)   (274,057)   (254,614)    (71,394)   (277,699)   13,793,059

Plan expenses              (454)      (2,794)      (1,890)     (80,732)     (1,129)       (696)       (426)          -      (88,121)

Interfund transfers    (916,538)   2,133,625   (2,115,618)    (427,152)     31,516     832,943      98,971     362,253             -
Conversion of Company
  common stock                -            -            -            -           -           -           -           -             -
                     ----------  -----------  -----------  -----------  ----------   ---------  ----------  ----------   -----------
Net transfers          (916,538)   2,133,625   (2,115,618)    (427,152)     31,516     832,943      98,971     362,253             -

Increase/(decrease) in
  net assets available
  for benefits       32,240,800    4,808,128      610,109     (183,471)    493,120   1,635,747     264,650     344,698    40,213,781
                    -----------  -----------  -----------  -----------  ----------  ----------  ----------  ----------  ------------

Net assets available
  for benefits, end
  of year           $73,604,551  $15,566,475  $20,966,923  $11,546,298  $2,511,787  $3,466,056  $  862,406  $3,464,922  $131,989,418
                    ===========  ===========  ===========  ===========  ==========  ==========  ==========  ==========  ============


       SUPPLEMENTAL SCHEDULES

PHH CORPORATION EMPLOYEE INVESTMENT PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 1997



                                                                                Number of                       Current
Name of issuer and title of issue                                                  shares           Cost          value
---------------------------------                                              ----------   ------------   ------------

*Cendant Corporation common stock ........................................      2,933,525   $ 32,502,718   $100,839,906

*Fidelity US Equity Index Portfolio ......................................        657,143     14,817,537     22,986,867

*Fidelity Magellan Fund ..................................................        273,312     21,281,462     26,038,455

*Fidelity Retirement Money Market Portfolio ..............................     14,446,587     14,446,587     14,446,587

*Fidelity Asset Manager ..................................................        216,245      3,612,085      3,968,087

*Fidelity Europe Fund ....................................................        190,744      4,954,107      5,710,881

*Fidelity US Bond Index Portfolio ........................................        124,715      1,322,738      1,345,672
                                                                                            ------------   ------------

                                                                                              92,937,234    175,336,455

Participant loans receivable
(at interest rates ranging from  7.0% to 10.0%) ..........................                     3,691,913      3,691,913
                                                                                            ------------   ------------

                                                                                            $ 96,629,147   $179,028,368
                                                                                            ============   ============


*Party in interest

PHH CORPORATION EMPLOYEE INVESTMENT PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997



                                                    Purchases                                     Sales
                                            --------------------------   -----------------------------------------------------------
                                                         Current Value      Sales
                                                          Transaction    Redemption                    Current Value
                                             Purchase         at         or Selling       Cost of      at Transaction        Net
Description of assets                          Price         Date          Price           Asset           Date             Gain
------------------------------              ----------    ----------    -----------     -----------    --------------    -----------



*HFS Incorporated common stock              $4,419,926    $4,419,926    $15,177,229     $ 4,419,926    $15,177,229       $10,757,303

*PHH Corporation common stock                2,968,967     2,968,967      4,583,953       4,442,555      4,583,953           141,398

*Fidelity Magellan Fund                      7,401,626     7,401,626      5,945,492       5,034,417      5,945,492           911,075

*Fidelity Retirement Money Market
   Portfolio                                 9,200,539     9,200,539      6,300,250       6,300,250      6,300,250                 -

*Fidelity US Equity Index Portfolio          7,567,850     7,567,850      5,071,354       3,725,376      5,071,354         1,345,978



*Party in interest

Notes:

(1) Reportable transactions are presented in accordance with Department of labor regulations relating to requirements for employee benefits plan annual reports filed under the Employee Retirement Income Security Act of 1974.

                                   SIGNATURE


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Cendant Corporation
                                       Employee Savings Plan



Date:  July 7, 1998                    BY:  /s/  Scott E. Forbes
                                                 Scott E. Forbes
                                            Plan Administrative Committee Member
                                        PHH Corporation Employee Investment Plan